November 19, 2019

Andre Turenne
Chief Executive Officer
Voyager Therapeutics, Inc.
75 Sidney Street
Cambridge, MA 02139

       Re: Voyager Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed on November 6, 2019
           File No. 333-234527

Dear Mr. Turenne:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-3, filed on November 6, 2019

Exclusive Forum Selection, page 25

1. We note that your exclusive forum selection identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the
       Securities Act or the Exchange Act. In that regard, we note that Section 27 of the
       Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and
       Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and investors cannot waive compliance with the federal securities
 Andre Turenne
Voyager Therapeutics, Inc.
November 19, 2019
Page 2
      laws and the rules and regulations thereunder. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please also tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
      Securities Act or Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste
M. Murphy,
Legal Branch Chief, at 202-551-3257, with any questions.



                                                             Sincerely,
FirstName LastNameAndre Turenne
                                                             Division of
Corporation Finance
Comapany NameVoyager Therapeutics, Inc.
                                                             Office of Life
Sciences
November 19, 2019 Page 2
cc:       Brian Johnson, Esq.
FirstName LastName